June 19, 2009

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Dear Mr. Shenk:

We are in receipt of your letter dated June 8, 2009. Our responses, set forth below, have been numbered to correspond to the numbering in your letter. As we are filing this response via EDGAR at your request, we have reproduced the comments for the convenience of the staff.

Form 10-K for the Year ended December 31, 2008

Management’s Discussion and Analysis, page 36

Financial Results for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007, page 39

Departmental, Administrative and other Expenses, page 41

1.	Refer to your response to prior comment number 4. We believe disclosure at a level commensurate with your response provides greater transparency to enable investors to fully and clearly understand the factors affecting the comparability of your departmental, administrative and other expenses and the relative impacts of the identified factors. Please acknowledge that you will expand your analysis on this basis in future filings, as appropriate.

We acknowledge the Staff’s comment and will expand our discussions in future filings, as appropriate.

Consolidated Statements of Income, page 65

2.	Refer to your response to prior comment number 9. We believe that your primary ongoing major or central operations are that of operating a casino hotel with food and beverage activities. Although the design of your resorts may include other activities (e.g. premium retail offerings of a clothing store, automobile dealership, etc.), ventures outside of a casino hotel with food and beverage activities is not considered part of your ongoing major or central operations where it may be appropriate to classify its equity method results within operating earnings. As such, your 50% owned ventures operating the Ferrari and Maserati automobile dealership and the Brioni mens’ retail clothing store are merely peripheral or incidental to the nature of your primary operations and the location of these activities within or outside of your resort properties would not impact classification in the consolidated statement of income. Therefore, we continue to believe that it is appropriate to classify and present your equity in the income/loss of these unconsolidated affiliates within “Other income (expense)” on your consolidated statements of income. Please revise accordingly.

In future filings, we will present the equity in the income of these unconsolidated affiliates within “Other income (expense)” in our consolidated statements of income.

Notes to Consolidated Financial Statements, page 68

Note 2. Summary of Significant Accounting Policies, page 68

3.	Refer to your response to prior comment number 13. We note that you believe paragraph 3 of EITF Issue No. 06-3 does not apply to gaming taxes, as “the scope of this Issue excludes tax schemes that are based on gross receipts and taxes that are imposed during the inventory procurement process.” However, paragraph 3 of this EITF Issue also provides that the scope of the Issue includes “any (emphasis added) tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and customer…” In this regard, the gaming tax results from a revenue producing transaction with your customers. In addition, we believe the scope exception on taxes imposed during the “inventory procurement process” pertains to taxes paid by a company in the process of procuring its inventory, solely a cost (expense) transaction on behalf of the company unrelated to a revenue-producing transaction with its customers where there is an element of revenues (amount collected from the customer) and a cost (taxes remitted to the governmental authority). Therefore, we respectfully do not concur with your belief that EITF Issue No. 06-3 does not apply to gaming taxes that are incurred as a percentage of your gaming revenues in a revenue-producing transaction.

Notwithstanding the above guidance, it appears that the gaming taxes you incur are material to your operations, and accordingly, requires more transparency to investors. In this regard, please disclose the amount of these taxes incurred for each associated jurisdiction and where presented in the financial statements, as well as the basis for the amount recognized as part of your accounting policy decision. For example, in regard to the basis upon which recognized, you have disclosed that your Macau operations are subject to a special gaming tax of 35% of gross gaming revenue and must also make an annual contribution of up to 4% of gross gaming revenue for other purposes. Expand your disclosure to define what the gross gaming revenue base consists (for the respective foreign and domestic gross gaming revenues) for purposes of determining the amount of the tax incurred, that is, whether there are any adjustments to or exclusions from the gross gaming revenue or other significant assumptions or judgments associated with the determination of the amount recognized. Please revise your notes to provide the appropriate disclosures, accordingly.

In future filings we will add the following disclosures in our notes to the consolidated financial statements related to gaming tax expense.

The Company is subject to taxes based on gross gaming revenue in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes are an assessment on our gaming revenue and are recorded as an expense within the “Casino” line item in our Consolidated Statements of Income. These taxes totaled approximately $919.2 million, $685.3 million and $166.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 17. Income Taxes, page 91

4.	We note from your response to prior comment number 18 that out of the $1.35 billion of Macau special gaming taxes determined to be available in 2008 as foreign tax credits you utilized $650.6 million and expect to further utilize $71.0 million. Please explain to us and disclose the basis for your expectation that the remaining $627.4 million of these taxes will not be utilized as foreign tax credits for which a valuation allowance in like amount has been recorded.

The Macau special gaming tax is 35% of gross gaming revenue. The U.S. taxing regime only allows a credit for 35% of “net” foreign source income.

In determining the valuation allowance in accordance with SFAS No. 109 “Accounting for Income Taxes”, the Company could not rely on forecasted future U.S. taxable income. Instead, the valuation allowance was determined by scheduling the existing U.S. “net” taxable temporary differences that were expected to reverse during the 10-year foreign tax credit carryover period and then applying U.S. income tax rules applicable to foreign tax credit utilization to the results in order to determine the amount of foreign tax credit expected to be utilized in the future. We will disclose this in future filings, as applicable.

5.	Considering the materiality of the valuation allowance attributable to Macau special gaming taxes that are not expected to be utilized as foreign tax credits, please discuss within the income tax section of critical accounting estimates the significant factors (i.e., assumptions, estimates and judgments) considered in your determination of the amount of such taxes that are available as credits for which a valuation allowance has been recorded.

In future filings we will include the following in our Critical Accounting Policies and Estimates section of Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations within the Income Taxes section:

As of December 31, 2008, the Company has a foreign tax credit carryover of $698.4 and has recorded a valuation allowance of $627.4 million against this asset based on the Company’s estimate of future realization. The foreign tax credits are attributable to the Macau special gaming tax which is 35% of gross gaming revenue in Macau. The U.S. taxing regime only allows a credit for 35% of “net” foreign source income. The Company could not rely on forecasted taxable income in order to support the utilization of the foreign tax credits. The estimated future foreign tax credit realization was based upon the estimated future taxable income from the reversal of “net” U.S. taxable temporary differences that the Company expects will reverse during the 10-year foreign tax credit carryover period. The amount of the valuation allowance is subject to change based upon the actual reversal of temporary differences and future taxable income exclusive of reversing temporary differences.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Notes to Condensed Consolidated Financial Statements, page 6

Note 8. Long-Term Debt, page 10

6.	We note you entered into a fourth amendment to the Credit Agreement on April 17, 2009. In particular, we note that the overall interest rate spread was increased and maturity date for $610 million of outstanding commitments was extended. With a view toward expanded disclosure in the notes, please explain to us in detail your consideration of EITF 96-19, your accounting for the amendment and the expected impact on your results of operations, if any.

As described in our 2008 Annual Report on form 10-K, our Wynn Las Vegas Credit Facility consisted of a $225 million term loan and a $900 million revolving credit facility until the fourth amendment dated April 17, 2009. The fourth amendment, discussed in our Quarterly Report on Form 10-Q for the period ended March 31, 2009, did not affect the interest rate or the commitment amount for the $225 million term loan, and accordingly, further analysis of the term loan under EITF 96-19 was not performed. As we disclosed, the amendment did change the terms of the revolver, and as discussed in EITF 98- 14, “Debtor Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements, Issue 96-19 does not specifically address the accounting for modifications to a line-of-credit or revolving-debt arrangement as it is unclear how to apply a cash flow calculation similar to Issue 96-19 to line-of-credit arrangements in which amounts may be outstanding and the lender is committed to lend additional amounts or in which no amounts are drawn down, to determine whether the change is considered substantial. Accordingly, we considered EITF 98-14 to evaluate this modification. In accordance with this guidance, we compared the borrowing capacity of the new arrangement with that of the old arrangement. With this amendment, the borrowing capacity of the new arrangement is greater than the borrowing capacity of the old arrangement. At the date of the amendment we followed the consensus reached in EITF 98-14 which states in paragraph 4 (a) “If the borrowing capacity of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement, then any unamortized deferred costs, any fees paid to the creditor and any third-party costs incurred should be associated with the new arrangement (that is, deferred and amortized over the term of the new arrangement).”

Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will be pleased to discuss further any of the responses noted in this letter.

Sincerely,

/s/ MATT MADDOX
Matt Maddox
Chief Financial Officer and Treasurer

5